EXHIBIT (a)(9)

[TO BE SENT VIA E-MAIL]

E-Mail Reminder to Eligible Optionholders

TO:           [Optionholder]

FROM:     Nick Starr, Director of Compensation Programs

RE:           Reminder of Option Exchange Program ("E-Mail Reminder")

        On September 17, 2001, Nu Skin Enterprises, Inc. (“Nu Skin”) announced its offer to exchange all stock options to purchase shares of Nu Skin’s Class A common stock granted under Nu Skin’s Second Amended and Restated Nu Skin Enterprises, Inc. 1996 Stock Incentive Plan (the “1996 Stock Plan”) that have an exercise price equal to or greater than $10.00 per share and are held by Eligible Optionholders. “Eligible Optionholders” include any optionholder who (i) as of the date the offer commenced and the date on which the tendered options are cancelled, is an employee of Nu Skin or one of its subsidiaries, (ii) holds options issued under the 1996 Stock Plan and those options have an exercise price of $10.00 per share or more, (iii) lives or works in Hong Kong, Japan, the Philippines, South Korea, Taiwan or the United States, (iv) is not a director or member of the executive management committee of Nu Skin, and (v) is not, as of the date the offer commences, a holder of options granted to executives of Big Planet, Inc. and Pharmanex, Inc. in connection with the acquisition of those entities by Nu Skin, which options had accelerated vesting upon the attainment of certain performance criteria. Only Eligible Optionholders of Nu Skin or one of its subsidiaries are eligible to accept the offer. Optionholders who are residents of, or employed in, any country other than the above mentioned countries, will not be eligible to accept the offer.

        As a reminder, if you want to participate in the offer, you need to fill out the Election Form we sent to you by e-mail on September 17, 2001 and hand deliver or fax a signed copy to Nick Starr at (801) 345-6099 no later than 5:00 p.m. Mountain Time, on October 16, 2001, unless we extend the offer. Also remember that you may withdraw your tendered options at any time before the offer expires. If you need more information about the offer or would like hard copies of the offer materials, please contact Nick Starr at (801) 345-6102.

        Terms used and not otherwise defined in this E-Mail Reminder that are defined in the Offer to Exchange have the meanings set forth in the Offer to Exchange.

Thank you,

Nick Starr